UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                              PACIFIC AIRPORT GROUP
                              ---------------------
                                (Name of Issuer)


                GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
                ------------------------------------------------
               (Exact Name of Issuer as Specified in its Charter)


                           American Depositary Shares
                           --------------------------
                         (Title of Class of Securities)


                                    400506101
                                    ---------
                                 (CUSIP Number)


                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)

                               [X]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 7 Pages

                                                               Page 2 of 7 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power               None
Shares              ............................................................
Beneficially         6.     Shared Voting Power             1,202,817
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power          None
Person With         ............................................................
                     8.     Shared Dispositive Power        1,202,817
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,202,817
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.52% based on 47,685,000 shares outstanding as of December 31, 2006.
.................................................................................
12.    Type of Reporting Person:

       OO

                                                               Page 3 of 7 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       LAWRENCE M. ROBBINS
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       United States of America
.................................................................................
Number of            5.     Sole Voting Power               None
Shares              ............................................................
Beneficially         6.     Shared Voting Power             1,202,817
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power          None
Person With         ............................................................
                     8.     Shared Dispositive Power        1,202,817
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,202,817
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       2.52% based on 47,685,000 shares outstanding as of December 31, 2006.
.................................................................................
12.    Type of Reporting Person:

       IN

                                                               Page 4 of 7 Pages


Item 1(a).     Name of Issuer:

               Pacific Airport Group (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Avenida Mariano Otero, No. 1249-B, Torre Pacifico, Piso 6, Col. Rinconada Del Bosque 44530, Guadalajara, Jalisco, Mexico.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)  Glenview   Capital   Management,   LLC   ("Glenview   Capital
Management");

               ii) Lawrence M. Robbins ("Mr. Robbins").

               This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman
Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners") and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

               Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                                                               Page 5 of 7 Pages


Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).     Citizenship:

               i) Glenview Capital Management is a Delaware limited liability company;

               ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               American Depositary Shares (the "Shares")

Item 2(e).     CUSIP Number:

               400506101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 2007, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 1,202,817 Shares. This amount consists of: (A) 49,350 Shares held for the account of Glenview Capital Partners; (B) 705,417 Shares held for the account of Glenview Capital Master Fund; (C) 332,900 Shares held for the account of Glenview Institutional Partners; (D) 96,740 Shares held for the account of GCM Little Arbor Master Fund; (E) 17,430 Shares held for the account of GCM Little Arbor Institutional Partners; and (F) 980 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)      Percent of Class:

               The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 2.52% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 20-F, there were 47,685,000 Shares outstanding as of December 31, 2006).

                                                               Page 6 of 7 Pages


Item 4(c)      Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,202,817

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,202,817

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By:
                                        /s/ Lawrence M. Robbins
                                        -----------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer


Date: February 14, 2008              LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -----------------------